UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-177014) as filed with the Securities and Exchange Commission and declared effective on February 17, 2012, with the exception of (i) the text under the headings "Aristides Pittas, Chairman and CEO of Euroseas commented" and "Tasos Aslidis, Chief Financial Officer of Euroseas commented"; (ii) the text regarding Adjusted EBITDA under the headings "Fourth Quarter 2011 Highlights," "Full year 2011 Highlights," "Fourth Quarter 2011 Results," "Full Year 2011 Results" and "Adjusted EBITDA Reconciliation"; and (iii) the Company's reconciliation of Adjusted EBITDA to Net Income / (loss) and Cash Flow Provided by Operating Activities.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 9, 2012: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2011.

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2011

Maroussi, Athens, Greece – February 9, 2012 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results` for the three month period and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights:

•

Net income of $1.1 million or $0.04 earnings per share basic and diluted on total net revenues of $15.3 million.  Excluding the effect of unrealized gain and realized loss on derivatives and unrealized loss on trading securities, the net income for the period would have been $1.1 million or $0.04 earnings per share basic and diluted.

•

Adjusted EBITDA was $6.2 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the fourth quarter of 2011 earning an average time charter equivalent rate of $12,099 per day.

•

Declared a quarterly dividend of $0.05 per share for the fourth quarter of 2011 payable on or about March 9, 2012 to shareholders of record on March 2, 2012. This is the twenty-sixth consecutive quarterly dividend declared.

Full year 2011 Highlights:

•

Net income of $1.1 million or $0.04 net income per share basic and diluted on total net revenues of $61.4 million.  Excluding the effect of unrealized and realized loss on derivatives, unrealized loss on trading securities and amortization of fair value of charters acquired, the net income for the period would have been $1.5 million or $0.05 net income per share basic and diluted.

•

Adjusted EBITDA was $21.6 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the first twelve months of 2011 earning an average time charter equivalent rate of $11,525 per day.

•

Declared four quarterly dividends for a total of $0.26 per share during full year 2011.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Containership and drybulk markets remained depressed during the fourth quarter of 2011 and year-to-date 2012 due to slowdown of demand and increase of vessel supply due to new vessel deliveries. The macroeconomic uncertainty that was mainly responsible for the slowdown in demand has remained high because of Eurozone’s drawn-out handling of the sovereign debt issue.

“Although our drybulk fleet has continued to provide us with significant cash flow contributions, renewals of our containership vessel charters were completed at lower levels and, in fact, two of our vessels have been looking for employment for over a month. We anticipate our upcoming containership charter renewals to also be at lower levels but we are optimistic that the containership market will improve towards the middle of the year. In parallel, throughout the fourth quarter of 2011 and since the beginning of 2012, we have continued to monitor the secondhand markets in the containership and drybulk sectors and evaluate acquisitions opportunities as we expect to see quite attractive investments as vessels prices have declined.

“In view of the challenging market conditions and our desire to preserve cash to take advantage of new investment opportunities, our Board decided to reduce our a quarterly dividend to $0.05 per share which still represents a healthy annual yield of about 7.0% on the basis of our stock price on February 8, 2012.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the fourth quarter of 2011 partly reflect the deteriorating state of the market which influenced the charter rates earned by our containership vessels that had their charters renewed during the last quarter.  Additionally, an accelerated drydocking of one of our vessels influenced our fourth quarter results which were also only marginally affected by derivative losses compared to about $2.5 million derivative gains of the fourth quarter of 2010. However, our vessels earned on average about $2,000 per day per vessel more in the fourth quarter of 2011 as compared to the fourth quarter of 2010 resulting in a net income of $1.1 million versus a net loss of $0.9 million in the fourth quarter of last year.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered a decrease of about 0.5% during the fourth quarter of 2011 compared to the same quarter of last year and an increase of about 15.5% for the full year of 2011 over 2010; these increases are primarily due to the fact that in the first nine months periods of 2010 we had two laid-up vessels (out of a total of about 15.53 vessels on average for 2010) that incurred much lower daily running expenses and management fees.  Drydocking expenses expressed on per vessel per day basis were lower by 53.3% in 2011 and 89.4% lower for the fourth quarter of 2011 as compared to the same periods in 2010 primarily because fewer of our vessels were drydocked in the fourth quarter and full year of 2011 as compared to the respective periods in 2010. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of December 31, 2011, our outstanding debt was $74.9 million versus restricted and unrestricted cash of about $36.9 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.3 million a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of December 31, 2011.”

Fourth Quarter 2011 Results:

For the fourth quarter of 2011, the Company reported total net revenues of $15.3 million representing a 20.0% increase over total net revenues of $12.8 million during the fourth quarter of 2010. The Company reported net income for the period of $1.1 million as compared to net losses of $0.9 million for the fourth quarter of 2010. The results for the fourth quarter of 2011 include a $0.3 million net unrealized gain on derivatives and trading securities and a $0.3 million net realized loss on derivatives as compared to $4.0 million net unrealized gain on derivatives and trading securities and $1.6 million realized loss on derivatives for the same period of 2010.

Depreciation expenses for the fourth quarter of 2011 remained unchanged at $4.6 million, as compared to the same period of 2010.  On average, 16.00 vessels were owned and operated during the fourth quarter of 2011 earning an average time charter equivalent rate of $12,099 per day compared to 16.00 vessels in the same period of 2010 earning on average $10,091 per day.

Adjusted EBITDA for the fourth quarter of 2011 was $6.2 million, a 505% increase from $1.0 million achieved during the fourth quarter of 2010. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted earnings per share for the fourth quarter of 2011 was $0.04, calculated on 31,125,961 basic and 31,160,238 diluted weighted average number of shares outstanding, compared to basic and diluted losses per share of $0.03 for the fourth quarter of 2010, calculated on 30,968,108 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings for the quarter of the unrealized gain and the realized loss on derivatives and unrealized loss on trading securities and amortization of fair value of charters acquired, the earnings per share for the quarter ended December 31, 2011 would have been $0.04 per share basic and diluted compared to losses of $0.12 per share for the quarter ended December 31, 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2011 Results:

For the twelve months of 2011, the Company reported total net revenues of $61.4 million representing a 17.0% increase over total net revenues of $52.5 million during the twelve months of 2010. The Company reported net income for the period of $1.1 million as compared to net loss of $6.6 million for the twelve months of 2010. The results for the twelve months of 2011 include a $0.9 million net unrealized loss on derivatives and trading securities and a $0.8 million net realized loss on derivatives as compared to a $8.1 million net unrealized gain on derivatives and trading securities and $12.4 million net realized loss on derivatives for the same period of 2010.

Depreciation expenses for the twelve months of 2011 were $18.3 million compared to $18.0 million during the same period of 2010.  On average, 16.00 vessels were owned and operated during the twelve months of 2011 earning an average time charter equivalent rate of $11,525 per day compared to 15.53 vessels in the same period of 2010 earning on average $11,201 per day.

Adjusted EBITDA for the twelve months of 2011 was $21.6 million, a 49.4% increase from $14.4 million achieved during the twelve months of 2010. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted net income per share for the twelve months of 2011 was $0.04, calculated on 31,054,197 and 31,104,692 weighted average number of shares outstanding basic and diluted, respectively, compared to basic and diluted  loss per share of $0.21 basic and diluted per share for the twelve months of 2010, calculated on 30,900,122  weighted average number of shares outstanding basic and diluted.

Excluding the effect on the earnings for 2011 of the unrealized and realized loss on derivatives, unrealized loss on trading securities and amortization of fair value of charters acquired, the earnings per share for the year ended December 31, 2011 would have been $0.05 per share basic and diluted compared to losses of $0.14 per share basic and diluted for 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12 Thereafter TC til’ Feb-14 + 1 Year in Charterers Option	$17,500 $11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Apr-12 TC ‘til Feb-13	$14,950 $10,300
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Feb-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-12 Thereafter TC til”May-12	$12,500 $6,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Mar-13	$7,000
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	open
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	open
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	TC ‘til Mar-12	$6,100
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till May-12	$7,000
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-12	$11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

Summary Fleet Data:

	3 months, ended December 31, 2010	3 months, ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2011
FLEET DATA
Average number of vessels (1)	16.00	16.00	15.53	16.00
Calendar days for fleet (2)	1472.0	1,472.0	5,669.0	5,840.0
Scheduled off-hire days incl. laid-up (3)	120.7	29.4	715.9	139.6
Available days for fleet (4) = (2) - (3)	1,351.3	1,442.6	4,953.1	5,700.4
Commercial off-hire days (5)	3.8	136.8	3.8	184.8
Operational off-hire days (6)	13.4	6.4	35.6	18.8
Voyage days for fleet (7) = (4) - (5) - (6)	1,334.1	1,299.4	4,913.7	5,496.8
Fleet utilization (8) = (7) / (4)	98.7%	90.1%	99.2%	96.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.7%	90.5%	99.9%	96.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.0%	99.6%	99.3%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,091	12,099	11,201	11,525
Vessel operating expenses excl. drydocking expenses and vessels laid up (12)	5,320	5,242	4,980	5,490
Vessel operating expenses excl. drydocking expenses (12)	5,329	5,242	4,657	5,490
General and administrative expenses (13)	445	524	534	511
Total vessel operating expenses (14)	5,774	5,766	5,191	6,001
Drydocking expenses (15)	2,023	213	1,153	539

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately (see Note 15 below). Daily vessel operating expenses excluding vessels laid-up excludes the vessels that were laid-up for part of or the entire period reported as they provide a better estimate of the trends in the operating costs of the fleet.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Friday, February 10, 2012 at 9:30 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until February 17, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter and full year 2011 results for the period ended December 31, 2011 will also be available in PDF format 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	13,286,447	16,102,246	54,422,489	64,129,511
Related party revenue	-	60,493	-	240,000
Commissions	(500,267)	(813,961)	(1,944,473)	(2,972,967)
Net revenues	12,786,180	15,348,778	52,478,016	61,396,544

Operating expenses
Voyage expenses	647,407	380,427	1,596,569	777,902
Vessel operating expenses	6,493,645	6,295,675	21, 507,192	26,249,339
Drydocking expenses	2,977,585	316,802	6,537,733	3,148,111
Depreciation	4,586,937	4,587,139	17,979,750	18,348,556
Management fees	1,350,928	1,420,607	4,892,006	5,810,095
Other general and administrative expenses	655,407	771,072	3,026,941	2,986,507
Other income	(871,638)	(2,155)	(2,352,946)	(735,707)
Total operating expenses	15,840,271	13,769,567	53,187,245	56,584,803

Operating income / (loss)	(3,054,091)	1,579,211	(709,229)	4,811,741

Other income/(expenses)
Interest and finance cost	(406,354)	(541,499)	(1,498,216)	(2,191,235)
Gain (loss) on derivatives, net	2,464,441	(1,293)	(4,221,817)	(1,498,122)
Realized & unrealized loss on trading securities	(68,573)	(31,194)	(173,375)	(235,750)
Foreign exchange (loss) / gain	(975)	12,043	(3,200)	(17,122)
Interest income	53,532	66,595	538,820	248,892
Other income / (expenses), net	2,042,071	(495,348)	(5,357,788)	(3,693,337)
Equity earnings / (loss) in joint venture	83,386	20,483	(538,833)	(2,415)
Net income / (loss)	(928,634)	1,104,346	(6,605,850)	1,115,989
Earnings (loss), per share, basic	(0.03)	0.04	(0.21)	0.04
Weighted average number of shares, basic	30,968,108	31,125,961	30,900,122	31,054,197
Earnings (loss), per share, diluted	(0.03)	0.04	(0.21)	0.04
Weighted average number of shares, diluted	30,968,108	31,160,238	30,900,122	31,104,692

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2010	December 31, 2011
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	34,273,518	30,934,073
Trade accounts receivable	1,563,761	1,370,886
Other receivables, net	6,693,985	2,324,131
Inventories	1,788,256	2,606,535
Due from related party	-	479,494
Restricted cash	976,714	870,111
Derivatives	574,336	-
Trading securities	263,223	27,473
Prepaid expenses	271,033	264,884
Total current assets	46,404,826	38,877,587

Fixed assets:
Vessels, net	255,412,434	237,063,878
Long-term assets:
Restricted cash	4,800,000	5,050,000
Deferred charges, net	599,374	454,559
Deferred assets	-	243,392
Investment in joint venture	14,461,167	14,458,752
Total long-term assets	275,272,975	257,270,581
Total assets	321,677,801	296,148,168

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,472,000	13,332,000
Trade accounts payable	3,950,934	1,886,766
Accrued expenses	2,212,401	1,659,594
Accrued dividends	32,175	47,525
Deferred revenue	2,114,335	2,268,038
Derivatives	1,837,924	1,907,088
Due to related company	1,594,773	-
Total current liabilities	25,214,542	21,101,011

Long-term liabilities:
Long term debt, net of current portion	74,913,000	61,581,000
Derivatives	1,537,056	1,544,409
Fair value of below market time charter acquired	1,318,211	-
Total long-term liabilities	77,768,267	63,125,409
Total liabilities	102,982,809	84,226,420

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 and 31,167,211, respectively, issued and outstanding)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)

	930,067 -	935,017 -
Additional paid-in capital	236,279,931	236,843,470
Accumulated deficit	(18,515,006)	(25,856,739)
Total shareholders' equity	218,694,992	211,921,748
Total liabilities and shareholders' equity	321,677,801	296,148,168

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2010	2011
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) / income	(6,605,850)	1,115,989
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation of vessels	17,979,750	18,348,556
Amortization of deferred charges	108,569	144,815
Amortization of fair value of time charters	(2,106,416)	(1,318,211)
Losses/ (gain) in investment in joint venture	538,833	2,415
Share-based compensation	696,117	568,488
Unrealized (gain) / loss on derivatives, net	(8,223,804)	650,853
Unrealized loss on trading securities	173,375	235,750
Changes in operating assets and liabilities	10,188,415	(2,701,772)
Net cash provided by operating activities	12,748,989	17,046,883

Cash flows from investing activities:
Purchase of vessels including improvements	(16,121,360)	-
Investment in joint venture	(15,000,000)	-
Insurance proceeds (H&M)	-	1,793,832
Change in restricted cash	1,914,516	102,603
Net cash (used in) / provided by investing activities	(29,206,844)	1,896,435

Cash flows from financing activities:
Dividends paid	(6,863,112)	(8,442,371)
Offering expenses paid	(99,814)	(148,392)
Loan arrangements fees paid	(160,250)	(220,000)
Proceeds from long-term debt	28,500,000	-
Repayment of long-term debt	(11,630,000)	(13,472,000)
Net cash provided by / (used in) financing activities	9,746,824	(22,282,763)

Net decrease in cash and cash equivalents	(6,711,031)	(3,339,445)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	34,273,518	30,934,073

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2011
Net income / (loss)	(928,634)	1,104,346	(6,605,850)	1,115,989
Interest and finance costs, net (incl. interest income)	352,822	474,904	959,396	1,942,343
Depreciation	4,586,937	4,587,139	17,979,750	18,348,556
Loss / (gain) on derivatives, net	(2,464,441)	1,293	4,221,817	1,498,122
Amortization of the fair value of charters acquired	(526,604)	-	(2,106,416)	(1,318,211)
Adjusted EBITDA	1,020,080	6,167,682	14,448,697	21,586,799

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2011
Net cash flow provided by operating activities	1,856,609	6,718,834	12,748,989	17,046,883
Changes in operating assets / liabilities	(2,584,805)	(1,120,035)	(10,188,415)	2,701,772
Loss on derivatives (realized)	1,607,694	296,068	12,445,622	847,270
Gain / (Loss) on trading securities and Investment in Joint Venture, net	14,813	(10,711)	(712,208)	(238,165)
Share-based compensation	(195,244)	(157,195)	(696,117)	(568,488)
Interest, net	321,013	440,721	850,826	1,797,527
Adjusted EBITDA	1,020,080	6,167,682	14,448,697	21,586,799

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income / (loss) Excluding the Effect from Unrealized  Loss / (Gain) and Realized Loss on derivatives, Unrealized Loss on trading securities and  Amortization of the Fair Value of Charters Acquired

to Net Income / (Loss)

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2011
Net income / (loss)	(928,634)	1,104,346	(6,605,850)	1,115,989
Unrealized loss / (gain) on derivatives, net	(4,072,135)	(294,776)	(8,223,805)	650,852
Unrealized loss on trading securities	68,573	31,194	173,375	235,750
Realized loss on derivatives	1,607,694	296,068	12,445,622	847,270
Amortization of the fair value of charters acquired	(526,604)	-	(2,106,416)	(1,318,211)
Net Income/ (loss) excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired	(3,851,106)	1,136,832	(4,317,074)	1,531,650
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, basic	(0.12)	0.04	(0.14)	0.05
Weighted average number of shares, basic	30,968,108	31,125,961	30,900,122	31,054,197
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, diluted	(0.12)	0.04	(0.14)	0.05
Weighted average number of shares, diluted	30,968,108	31,160,238	30,900,122	31,104,692

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas’ 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 23, 2012

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President